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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                                (AMENDMENT NO. )*

                                   CMGI, INC.
      --------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                    125750109
      --------------------------------------------------------------
                                 (CUSIP Number)

                                 August 2, 2004
      --------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            / / Rule 13d-1(b)

            /X/ Rule 13d-1(c)

            / / Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
Issuer:  CMGI, INC.                                         CUSIP No.: 125750109

------------------------------------------------------------------------------------------------------------------------------------

    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.)
           13-3371826
           .........................................................................................................................
------------------------------------------------------------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
               ---------------------------------------------------------------------------------------------------------------------

            (b)    XX
               ---------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
    3.     SEC Use Only
                        ------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
    4.     Citizenship or Place of Organization   Delaware
                                                 -----------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power     5,999,666
  Beneficially Owned       ---------------------------------------------------------------------------------------------------------
  by Each Reporting        6.     Shared Voting Power
  Person With:             ---------------------------------------------------------------------------------------------------------
                           7.     Sole Dispositive Power     5,999,666
                           ---------------------------------------------------------------------------------------------------------
                           8.     Shared Dispositive Power
------------------------------------------------------------------------------------------------------------------------------------
 9.         Aggregate Amount Beneficially Owned by Each Reporting Person          5,999,666
------------------------------------------------------------------------------------------------------------------------------------
 10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)      XX See Footnote (1) below
------------------------------------------------------------------------------------------------------------------------------------
 11.        Percent of Class Represented by Amount in Row (9)       1.3%
------------------------------------------------------------------------------------------------------------------------------------
 12.       Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------------------------------------------------------------
PN
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


____________________________________
(1) The Reporting Person is a party to that certain Stock Transfer Agreement dated as of March 23, 2004 and that certain Stockholder Selling Agreement, dated as of August 2, 2004 (collectively, the "Stockholder Selling Agreements"). As a result, the Reporting Person, together with the other parties to the Stockholder Selling Agreements, may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1932, as amended (the "Act") with respect to 62,521,577 shares of the Issuer's Common Stock (defined herein) representing 13.2% of the Issuer's Common Stock outstanding as of August 2, 2004. The Reporting Person disclaims beneficial ownership of any securities held by any other party to the Selling Stockholder Agreements and the filing of this Statement on Schedule 13G shall not be deemed an admission that the Reporting Person or any other person or persons party to the Selling Shareholders Agreements constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

                                  SCHEDULE 13G
Issuer:  CMGI, INC.                                         CUSIP No.: 125750109


ITEM 1.

         (A)      NAME OF ISSUER:

                  CMGI, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1100 Winter Street
                  Waltham, Massachusetts 02451

ITEM 2.

         (A)      NAME OF PERSON FILING:

                  J.P. Morgan Partners (BHCA), L.P.

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1221 Avenue of the Americas
                  New York, New York  10020

         (C)      CITIZENSHIP:

                  Delaware

         (D)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                  Common Stock, par value $0.01 per share

         (E)      CUSIP NUMBER:

                  125750109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.  OWNERSHIP

         (A)      AMOUNT BENEFICIALLY OWNED:

                  5,999,666 shares of Common Stock

                                  SCHEDULE 13G
Issuer:  CMGI, INC.                                         CUSIP No.: 125750109


         (B)      PERCENT OF CLASS:

                  1.3% (based upon the number of shares of Common Stock outstanding as reported in the Issuer's Form 10Q for the quarter ended April 30, 2004 plus 68.6 million shares issued on August 2, 2004 as reported in the Issuer's current report a Form 8-K dated August 2, 2004.)


         (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      Sole power to vote or to direct the vote: 5,999,666
                  (ii)     Shared power to vote or to direct the vote: Not
                           applicable.
                  (iii) Sole power to dispose or to direct the disposition of: 5,999,666
                  (iv) Shared power to dispose or to direct the disposition of: Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
            SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         The Reporting Person together with Timothy M. Adams, Bain Capital Fund IV, L.P., Bain Capital Partners V, L.P., BankAmerica Investment Corporation, BCIP Associates, BCIP Trust Associates, L.P., BCIP Trust Associates II, BCIP Trust Associates II-B, BCM Capital Partners, L.P., Daniel F. Beck, Canpartners Investments IV, LLC, Rory J. Cowan, Robert T. Dechant, Enterprise Associates, LLC, Vahram V. Erdekian, Sheila M. Flaherty, Fleet National Bank, Trustee of the Alexander S. Moore Trust dated 6/5/96, Fleet National Bank, Trustee of the Abegail L. Moore Trust dated 6/5/96, Harding Holdings, Inc., Information Partners, Deborah A. Keeman, Jeremiah Kelly, Linwood A. Lacy, Terence M. Leahy, Stephen D.R. Moore, R. Scott Murray, OCM Mezzanine Fund, L.P., Nicholas G. Nomicos, Morton H. Rosenthal, Sankaty Credit Opportunities, L.P., Sankaty High Yield Partners II, L.P., Sankaty High Yield Partners III, L.P., W. Ken Southerland, Randy S. Stone, David A. Tanner and The Murray 2003 Qualified Annuity Trust are parties to the Selling Stockholder Agreements and as result thereof may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1932, as amended (the "Act") with respect to 62,521,577 shares of the Issuer's Common Stock representing 13.2% of the Issuer's Common Stock outstanding as of August 2, 2004. The Reporting Person disclaims beneficial ownership of any securities held by any other party to the Selling Stockholder Agreements and the filing of this Statement on Schedule 13G shall not be deemed an admission that the Reporting Person or any other person or persons party to the Selling Shareholders Agreements constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

                                  SCHEDULE 13G
Issuer:  CMGI, INC.                                         CUSIP No.: 125750109

ITEM 10. CERTIFICATION

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
Issuer:  CMGI, INC.                                         CUSIP No.: 125750109


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 4, 2004

                                          J.P. MORGAN PARTNERS (BHCA), L.P.


                                          By:  JPMP Master Fund Manager, L.P.,
                                                  its General Partner

                                          By:  JPMP Capital Corp.,
                                                  its General Partner

                                          By:
                                               /s/ Thomas Syzmoniak
                                              --------------------------------
                                              Name: Thomas Syzmoniak
                                              Title: Vice President and
                                                       Assistant Secretary

                                  SCHEDULE 13G
Issuer:  CMGI, INC.                                         CUSIP No.: 125750109

                                  EXHIBIT 2(A)


         This statement is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP
(BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

         JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co., a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                                  SCHEDULE 13G
Issuer:  CMGI, INC.                                         CUSIP No.: 125750109

                                                                      SCHEDULE A

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

Chief Executive Officer                                William E. Harrison**
President                                              Jeffrey C. Walker*
Chief Investment Officer                               Arnold L. Chavkin*
Managing Director                                      Dr. Dana Beth Ardi*
Managing Director                                      Christopher C. Behrens*
Managing Director                                      Julie Casella-Esposito*
Managing Director                                      Rodney A. Ferguson*
Managing Director                                      Cornell P. French*
Managing Director                                      David J. Gilbert*
Managing Director                                      Michael R. Hannon*
Managing Director                                      Jonathan R. Lynch*
Managing Director                                      Stephen P. Murray*
Managing Director                                      Timothy Purcell*
Managing Director                                      Faith Rosenfeld*
Managing Director                                      Shahan D. Soghikian*
Managing Director                                      William Stuek*
Managing Director                                      Patrick J. Sullivan*
Managing Director                                      Timothy J. Walsh*
Managing Director                                      Richard D. Waters, Jr. *
Managing Director                                      Damion E. Wicker, M.D.*


                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*

_______________________________
(1)      Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G
Issuer:  CMGI, INC.                                         CUSIP No.: 125750109

                                                                      SCHEDULE B


                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

         Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
         Vice Chairman                                                              David A. Coulter*
         Vice Chairman                                                              Thomas B. Ketchum*
         Vice Chairman                                                              Donald H. Layton*
         Vice Chairman                                                              Jeffrey C. Walker**
         Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
         Executive Officer                                                          Donald H. McCree III*
         Executive Vice President; Chief Financial Officer                          Dina Dublon*
         Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
         General Counsel                                                            William H. McDavid*
         Director of Human Resources                                                John J. Farrell*
         Director of Corporate Marketing and Communications                         Frederick W. Hill*
         Controller                                                                 Joseph L. Scalfani*

___________________
(1)      Each of whom is a United States citizen.
*        Principal occupation is employee or officer of J.P. Morgan Chase & Co.
         Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13G
Issuer:  CMGI, INC.                                         CUSIP No.: 125750109

                                  DIRECTORS(1)

                                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                          BUSINESS OR RESIDENCE ADDRESS
----------------------------------------------------------------------------------------------------------------
 Hans W. Becherer                              Retired Chairman of the Board and
                                               Chief Executive Officer
                                               Deere & Company
                                               One John Deere Place
                                               Moline, IL 61265
----------------------------------------------------------------------------------------------------------------
 Riley P. Bechtel                              Chairman and Chief Executive Officer
                                               Bechtel Group, Inc.
                                               P.O. Box 193965
                                               San Francisco, CA 94119-3965
----------------------------------------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                         President and Chief Executive Officer
                                               The Hearst Corporation
                                               959 Eighth Avenue
                                               New York, New York  10019
----------------------------------------------------------------------------------------------------------------
 John H. Biggs                                 Former Chairman and CEO
                                               TIAA-CREF
                                               730 Third Avenue
                                               25th Floor
                                               New York, NY  10017
----------------------------------------------------------------------------------------------------------------
 Lawrence A. Bossidy                           Chairman of the Board
                                               Honeywell International
                                               P.O. Box 3000
                                               Morristown, NJ 07962-2245
----------------------------------------------------------------------------------------------------------------
 M. Anthony Burns                              Chairman of the Board
                                               Ryder System, Inc.
                                               3600 N.W. 82nd Avenue
                                               Miami, Florida  33166
----------------------------------------------------------------------------------------------------------------
 Ellen V. Futter                               President and Trustee
                                               American Museum of Natural History
                                               Central Park West at 79th Street
                                               New York, NY 10024
----------------------------------------------------------------------------------------------------------------
 William H. Gray, III                          President and Chief Executive Officer
                                               The College Fund/UNCF
                                               9860 Willow Oaks Corporate Drive
                                               P.O. Box 10444
                                               Fairfax, Virginia  22031
----------------------------------------------------------------------------------------------------------------
 William B. Harrison, Jr.                      Chairman of the Board and Chief Executive Officer
                                               J.P. Morgan Chase & Co.
                                               270 Park Avenue, 8th Floor
                                               New York, New York  10017-2070
----------------------------------------------------------------------------------------------------------------
 Helene L. Kaplan                              Of Counsel
                                               Skadden, Arps, Slate, Meagher & Flom LLP
                                               Four Times Square
                                               New York, New York  10036
----------------------------------------------------------------------------------------------------------------
 Lee R. Raymond                                Chairman of the Board and Chief Executive Officer
                                               Exxon Mobil Corporation
                                               5959 Las Colinas Boulevard
                                               Irving, TX 75039-2298
----------------------------------------------------------------------------------------------------------------

-----------------------------------------------
(1)  Each of whom is a United States citizen.

                                  SCHEDULE 13G
Issuer:  CMGI, INC.                                         CUSIP No.: 125750109

----------------------------------------------------------------------------------------------------------------
 John R. Stafford                             Chairman of the Board
                                              American Home Products Corporation
                                              5 Giralda Farms
                                              Madison, New Jersey  07940
----------------------------------------------------------------------------------------------------------------